Exhibit 1.01
Ikanos Communications, Inc.
Conflict Minerals Report
For the Calendar Year Ended December 31, 2014

In this Conflict Minerals Report (“CMR”), references to “Ikanos,” “we,” “us,” “our,” or the “Company” mean Ikanos Communications, Inc. and its subsidiaries, unless otherwise indicated or the context otherwise requires.

This CMR, for the calendar year ended December 31, 2014, is intended to comply with Rule 13p-1 promulgated under the Securities Exchange Act of 1934 (the “Rule”). The Securities and Exchange Commission (“SEC”) adopted the Rule as mandated by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). The purpose of Section 1502 of the Dodd-Frank Act is to require companies to publicly disclose their use of Conflict Minerals that originated in the Democratic Republic of the Congo (“DRC”) or the adjoining countries of Angola, Burundi, Central Africa Republic, Congo Republic, Rwanda, Sudan, Tanzania, Uganda, and Zambia. Together with the DRC, these countries are referred to as the “Covered Countries.”

Section 1502 of the Dodd-Frank Act was enacted due to concerns that the exploitation and trade of Conflict Minerals by armed groups in the Covered Countries is helping to finance violent conflict and is contributing to an emerging humanitarian crisis. The Rule applies to any company that uses Conflict Minerals if the minerals are necessary to the functionality or production of a product manufactured or contracted to be manufactured by that company. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (collectively referred to as “3TG”) for the purposes of this assessment.

If a company is unable to determine whether the minerals in its products originated in the Covered Countries or financed or benefited armed groups in those countries, then those products are considered “DRC Conflict Undeterminable.” In that case, the company must describe the following in its CMR: (i) its products manufactured or contracted to be manufactured that are “DRC Conflict Undeterminable;” (ii) the facilities used to process the Conflict Minerals in those products, if known; (iii) the country of origin of the Conflict Minerals in those products, if known; (iv) the efforts to determine the mine or location of origin with the greatest possible specificity; and (v) the steps it has taken or will take, if any, since the end of the period covered in its most recent CMR to mitigate the risk that its necessary Conflict Minerals benefit armed groups, including any steps to improve due diligence.

As more fully discussed below, we have deemed our products to be "DRC Conflict Undeterminable." In accordance with the Rule, as a smaller reporting company, our CMR is not subject to an audit for the calendar years of 2013, 2014, 2015, and 2016, provided that we continue to deem our products to be "DRC Conflict Undeterminable."

Overview

We are a leading provider of advanced semiconductor products and software for delivering high speed broadband solutions to the connected home. Our customers consist primarily of network equipment manufacturers, original design manufacturers, contract manufacturers, and original equipment manufacturers.

We do not directly manufacture our semiconductor products; rather we contract for the manufacturing of our products with third parties. Outsourcing all of our fabrication, assembly, and test functions allows us to focus on the design, development, sales, and marketing of our products and reduces the level of our capital investment. Formerly, we dealt directly with wafer foundries as well as assembly and test subcontractors. Beginning in 2012, however, we expanded our outsourced model by transitioning a majority of our day-to-day supply chain management, production test engineering, and production quality engineering functions (“Master Services”) to eSilicon Corporation (“eSilicon”) under a Master Services and Supply Agreement (“Services Agreement”). Pursuant to the Services Agreement, we place orders for our finished goods with eSilicon, who, in turn, contracts with wafer foundries as well as the assembly and test subcontractors and manages these operational functions for us on a day-to-day basis.

Products

As with all semiconductors, our products involve the use of the 3TG minerals. Each of these metals has specific properties that are necessary to the function of our semiconductor products. We have no direct interaction with any of the upstream companies - refiners and smelters - responsible for mining, processing, and distributing the 3TG minerals used in our products. We contract through a broad array of companies to support our wafer production, package assembly, test, and shipping processes. These suppliers are responsible for acquiring the 3TG minerals that are used in our products.

Based on the 3TG mineral content of our products, we have concluded that we are subject to the reporting requirements under the Rule.

Reasonable Country of Origin Inquiry

As noted above, we have no direct contact with any 3TG smelters or refiners. In order to perform a Reasonable Country of Origin Inquiry ("RCOI"), as required, we rely upon discussions not only with eSilicon, but also on discussions and interactions with eSilicon’s suppliers and manufacturing partners. We have conducted analyses of the minerals used in our semiconductors as well as our suppliers and manufacturing partners. We have adopted the Conflict-Free Reporting Template (“CFRT”), as developed by the Conflict-Free Sourcing Initiative (“CFSI”), to assist us in inquiring with our upstream partners as to the origins of the materials, including 3TG, contained within our products. The CFSI is an initiative of the Electronic Industry Citizen Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSi”); both are industry trade groups promoting responsible mineral sourcing. Based on these efforts, we have accumulated a list of smelters and refiners from whom the 3TG minerals that are or may have been included in our semiconductors products.

Conflict Minerals Policy

During 2014 we adopted the following policy with respect to Conflict Minerals:

“It is the policy of Ikanos Communications, Inc. to act in accordance with Section 1502 of the Dodd-Frank Act, and to disclose and report any information regarding the origin of conflict minerals - tantalum, tin, tungsten, and gold - that may be used in the manufacturing of our semiconductor products. Ikanos supports the objective of the Dodd-Frank Act to prevent the use of funds obtained from the mining of these minerals directly or indirectly for the benefit of armed groups in the Democratic Republic of the Congo or adjoining countries (as defined in the Act); to eliminate human rights abuses; and to eliminate environmental damages associated with the mining of these materials.”

As an indirect manufacturer of products that may contain Conflict Minerals we are taking steps to reduce the risk that our products contain 3TG minerals that directly or indirectly contribute to financing acts of violence in the Covered Countries. If one or more of our suppliers is and remains non-compliant, we will evaluate our options, including but not limited to, reassessment of our relationship with the supplier and determining whether there are alternative sources or alternative manufacturing partners.

Due Diligence Model

We have generally adopted the Organization for Economic Cooperation and Development (“OECD”) due diligence model and have incorporated portions of the EICC-GeSI model. Under the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas (including supplements on 3TG), we have established company management systems, and identified and assessed risk in the overall system. We have designed and are implementing a strategy to respond to identified risks and anticipate reporting on the results of our supply chain due diligence on a regular basis.

Company Management System

Our Chief Executive Officer and the executive management team are responsible for the conduct, implementation, and communication of our Conflict Minerals Policy. Our Quality Assurance Team ("QAT"), under the auspices of the Vice President of Operations, has conducted an RCOI as noted above, with both our direct suppliers and our suppliers’ suppliers. The QAT has requested and received CFRT reports from the majority of those suppliers and their upstream partners. Our QAT has reviewed those reports and compared them to industry reports to verify their accuracy and to highlight potential Conflict Minerals used by those suppliers. In addition to reviewing the reports, our QAT has discussed and reviewed with those suppliers their own policies regarding Conflict Minerals to ensure that those policies conform to our Conflict Minerals Policy. If we encounter the use of Conflict Minerals in violation of our policy, we will raise our concerns with our supplier’s management and work with it to resolve the situation.

Identifying and Assessing Risk in the System

As we are downstream from the refining and smelting of the 3TG minerals, it is difficult for us to assess the risks associated with the introduction of Conflict Minerals at the preliminary stage of processing. We continue to review, in detail, our supply chain and the suppliers at each step of the supply chain. We require each of our manufacturing partners to disclose the materials used in our products and the smelters from which these materials were obtained. We have obtained CFRTs from our suppliers and review them to determine whether Conflict Minerals have been used in our products. This review is part of our ongoing review process and we plan to obtain CFRTs, at a minimum, on an annual basis and more often as we deem appropriate.

Designing and Implementing a Strategy to Respond to Identified Risks

Materials for our semiconductors originate with several large wafer processors as well as test and assembly processors, all of which have their own extensive supply chains that may include significant numbers of smelters around the world. We work directly with our service partner, eSilicon, and also with eSilicon’s suppliers.

Our strategy includes identifying the risk that any of our suppliers are using products ultimately obtained from smelters using Conflict Minerals, principally through their completed CFRTs. Once we have identified any such suppliers, we will work first with eSilicon and its immediate suppliers and, as appropriate, their upstream partners to seek to redress the issue. If we should be unsuccessful in these efforts we will evaluate what additional steps, including the termination of our relationship with that supplier, are necessary.

Performing Independent Private Sector Audits

The OECD due diligence process recommends Independent Private Sector Audits (“IPSA”) of smelters and refiners that mine, process, and distribute 3TG minerals to determine whether those smelters are benefiting or financing the armed groups in the Covered Countries. We do not have a direct relationship with any 3TG smelters and refiners and perform no independent audit of their businesses. Instead, we rely on the efforts of industry associations such as the EICC and the GeSi to influence smelters and refineries to undergo audits and obtain conflict-free certification under the CFSI’s Conflict-Free Smelters Program ("CFSP").

Reporting on Supply Chain Due Diligence

Beginning in 2014, our Conflict Minerals Report and information about our conflict minerals policy have been posted at www.ikanos.com. We will provide a report regarding Conflict Minerals that we may use as well as certification status of the smelters from which we may have indirectly received 3TG minerals.

New Product Due Diligence

Ikanos will periodically introduce new products into the market. As part of our product development life cycle management process, we will strive to ensure that any materials used in the manufacturing of these products are consistent with our current production materials and Conflict Mineral disclosures. Any new materials or suppliers will be added to the annual disclosure summary as part of our due diligence efforts. Ikanos will, where practical, introduce new products that contain 3TG minerals exclusively from smelters certified under the CFSP.